Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Freshpet, Inc.:
We consent to the use of our report dated February 25, 2020, with respect to the consolidated balance sheets of Freshpet Inc. and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated by reference in this Registration Statement on Form S-8 of Freshpet, Inc.
/s/ KPMG LLP

Short Hills, New Jersey
October 7, 2020